NEUROHACKER COLLECTIVE, LLC

FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

MARCH 31, 2020

NEUROHACKER COLLECTIVE, LLC
BALANCE SHEET
DECEMBER 31, 2019

	2019	2018
ASSETS		
CURRENT ASSETS		
Cash	423,995	289,536
Accounts Receivable	168,113	89,165
Accrued Sales	43,418	37,967
Prepaid Expenses	195,979	63,384
Inventory	1,248,971	791,941
TOTAL CURRENT ASSETS	2,080,476	1,271,994
NON-CURRENT ASSETS		
Fixed Assets, Net	83,331	47,962
Security Deposits	18,208	10,750
TOTAL NON-CURRENT ASSETS	101,539	58,712
TOTAL ASSETS	2,182,015	1,330,706
LIABILITIES AND MEMBERS' EQUITY		
CURRENT LIABILITIES		
Accounts Payable	807,282	397,411
Accrued Commissions	36,767	26,873
Other Current Liabilities	88,966	92,425
Loan Payable- Current Portion	900,000	700,000
TOTAL CURRENT LIABILITIES	1,833,015	1,216,709
NON-CURRENT LIABILITIES		
Loans Payable - Long Term	-	200,000
Convertible Notes	575,000	525,000
TOTAL NON-CURRENT LIABILITIES	575,000	725,000
MEMBERS' EQUITY		
Contributed Capital- Founders	115	115
Equity Based Compensation	521,600	289,139
Contributed Capital- Class A	134,042	134,042
Contributed Capital- Class B	1,820,000	1,820,000
Contributed Capital- SAFE Note	1,636,235	1,149,614
Retained Earnings (Deficit)	(4,337,993)	(4,003,914)
TOTAL MEMBERS' EQUITY	(226,000)	(611,003)
TOTAL LIABILITIES AND MEMBERS' EQUITY	2,182,015	1,330,706

NEUROHACKER COLLECTIVE, LLC
INCOME STATEMENT
FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

	2019	2018
OPERATING INCOME		
Sales, Net	8,193,458	6,623,951
Cost of Goods Sold	2,524,379	2,247,745
GROSS PROFIT	5,669,079	4,376,206
OPERATING EXPENSE		
Advertising and Promotion Expense	2,080,019	2,170,211
Compensation and Benefits	2,384,787	1,810,431
Contractors and Professional Services	632,592	601,530
Other Operating Expenses	496,851	434,171
TOTAL OPERATING EXPENSE	5,594,249	5,016,343
NET INCOME (LOSS) FROM OPERATIONS	74,830	(640,138)
OTHER (INCOME) EXPENSE		
Other Income	(46,206)	(1,549)
Depreciation and Amortization	22,955	7,319
Interest Expense	188,144	116,643
State and Local Tax	11,555	18,981
Equity Based Compensation	232,461	128,314
NET INCOME	(334,079)	(909,846)

NEUROHACKER COLLECTIVE, LLC
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

	2019	2018
Net Income (Loss) For The Period	(334,079)	(909,846)
Cash Flows From Operating Activities		
Change in Accounts Receivable	(78,948)	(61,229)
Change in Accrued Sales	(5,451)	(8,819)
Change in Prepaid Expenses	(132,595)	(61,289)
Change in Inventory	(457,030)	(369,740)
Change in Deposits	(7,458)	-
Change in Accounts Payable	409,872	(39,633)
Change in Accrued Commissions	9,894	(5,001)
Change in Other Current Liabilities	(3,459)	(62,798)
Change in Equity Based Compensation	232,461	128,314
Depreciation	22,955	7,319
Net Cash Flows From Operating Activities	(343,839)	(1,382,721)
Cash Flows From Investing Activities		
Purchase of Fixed Assets	58,324	(0)
Net Cash Flows From Investing Activities	58,324	(0)
Cash Flows From Financing Activities		
Change in Loan Payable	-	400,000
Change in Convertible Notes	50,000	525,000
Change in Contributed Capital- SAFE Note	486,621	554,215
Net Cash Flows From Financing Activities	536,621	1,479,215
Cash at Beginning of Period	289,537	193,043
Net Increase (Decrease) In Cash	134,458	96,494
Cash at End of Period	423,995	289,537

NEUROHACKER COLLECTIVE, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

	2019	2018
Starting Equity	(611,003)	(383,686)
Change in Equity Based Compensation	232,461	128,314
Change in SAFE Notes	486,621	554,215
Net Income	(334,079)	(909,846)
Ending Equity	(226,000)	(611,003)

NEUROHACKER COLLECTIVE, LLC
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

NOTE A - ORGANIZATION AND NATURE OF ACTIVITIES

Neurohacker Collective, LLC ("the Company") is a limited liability company organized under the laws of the State of Wyoming. The Company provides a venue for vetting, curation, co-creation, and sharing of the science, art, and technology of Neurohacking. The Company's flagship product is a cognitive enhancement supplement named Qualia Mind.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates inherent in the preparation of these financial statements include, but are not limited to, estimated useful lives of the Company's capital assets and valuation of the Company's inventory.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Inventory

The Company's inventory is held for sale by its order fulfillment vendors at various facilities in the United States, Austrailia and Europe. The Company values inventory at the lower of cost or market value. Management's experience suggests that losses due to spoliation or obsolescence of inventory are likely to be infrequent. Thus, no amount has been recorded in the statements as an allowance for worthless inventory.

Revenue

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured. Revenue includes charges billed to customers for shipping the Company's products and is stated net of discounts, refunds, chargebacks, and sales taxes collected on behalf of taxing jurisdictions to which the Company is subject.

Fixed Assets

The Company capitalizes fixed assets, both tangible and intangible, with an original purchase price of $1,000 or more and a useful life of at least one year. Depreciation and amortization are calculated on a straight-line basis over management's estimate of each asset's useful life. As of December 31, 2019, fixed assets consisted of computers, furniture and fixtures, web development expenditures, and internet domain names acquired in connection with the Company's business.

Advertising

The Company records advertising expenses in the year incurred.

Rent

The Company is subject to a short-term operating lease for its main office space through November 1, 2020. As of December 31, 2019, future minimum lease rental payments are $182,080.

Equity

The Company has multiple classes of equity outstanding. The rights associated with each class of equity are as follows.

Founders equity holders receive a pro-rata share of any cash distributed by the Company, and the right to vote on certain aspects of the Company's business.

Class A and B equity holders have first claim on cash distributed by the Company until an amount at least equal to their initial investment has been paid to them. After that, Class A/B equity holders receive a pro rata share of cash distributions. Class A and B equity does not include voting rights.

SAFE Notes

During the years ended December 31, 2019, 2018 and 2017, the Company issued Simple Agreements for Future Equity ("SAFE"). The SAFE agreements have no maturity date and bear no interest. The SAFE agreements provide a right to the holder to future equity in the Company. The amount of equity issued to the holder is determined by either (1) the face value of the SAFE agreement divided by the price per share of the class of equity issued, if the pre-money valuation is less than or equal to the valuation cap; or (2) a number of shares of SAFE equity equal to the face value of the SAFE agreement divided by the price per share equal to the valuation cap divided by the total capitalization of the company immediately prior to an equity financing event. Total capitalization of the company includes all shares of equity issued and outstanding and outstanding vested and unvested options as if converted.

As of December 31, 2019, no SAFE agreements had been converted into equity, nor had any terminated or expired based on the terms of the agreements.

Equity Based Compensation

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of their fair value. An option's intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to equity.

Income Taxes

The Company is subject to tax filing requirements as a partnership in the federal jurisdiction of the United States. As such, all items of income and expense are allocated to the members and reported on their individual tax returns. The Company's 2015 federal tax filing will be subject to inspection by the Internal Revenue Service until 2019.The Company's 2016 federal tax filing will be subject to inspection by the Internal Revenue Service until 2020. The Company's 2017 federal tax filing will be subject to inspection by the Internal revenue service until 2021. The Company's 2018 federal tax filing will be subject to inspection by the Internal revenue service until 2022. The Company's 2019 federal tax filing will be subject to inspection by the Internal revenue service until 2023.

The Company is subject to tax filing requirements in the State of California. The Company's 2015, 2016, 2017, 2018 and 2019 California Franchise Tax filings will be subject to review by that State until 2020, 2021, 2022, 2023, and 2024, respectively.

The Company collects sales tax on behalf of the State of California and the State of Utah on sales shipped to purchasers in those states. The Company's sales tax filings are generally subject to review for four years from the date filed. The Company remits GST on sales to its Canadian customers and VAT to the United Kingdom on sales to its European customers.

NOTE C - DEBT

Convertible Notes

In 2018 and 2019, the Company issued a series of convertible notes for the purpose of raising additional operating capital ("the Notes"). The Notes and any associated accrued interest will convert to equity automatically upon the occurrence of either an equity offering, or at maturity (with the consent of a majority of holders). The Notes accrue interest at the rate of six percent per annum.

Loan Payable

In 2019 and prior, the Company borrowed money for the purpose of funding continuing operations ("the Loans"). The Loans require periodic interest payments at the rate of 15-20% of the outstanding principal and are secured by the otherwise unencumbered assets of the Company.

NOTE D - RELATED PARTY TRANSACTIONS

The Company licenses intellectual property to Humanity, Inc., a company that shares common ownership with Neurohacker Collective, LLC. The IP licensing agreement was negotiated on terms considered "arm's length" by the Company.

NOTE E - MEMBER LIABILITY

The Company is organized as a limited liability company under the laws of the State of Wyoming. As such, the liability of members of the Company for the financial obligations of the Company are limited to each members' contribution of capital to the Company.

NOTE F - CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high-quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE G - SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before March 27, 2020, the date that the financial statements were available to be issued.

In January 2020, the Company borrowed 100,000 from Gil Oren with a maturity date in January 2021. Interest on the loan is payable monthly at 15% per annum. The loan is secured by all otherwise unencumbered assets of the Company, and is subordinate to the security interests of the existing loans described in the footnotes above.

In March 2020, the Company determined that Nexus thresholds will be met in an additional 17 states during 2020. Therefore, the Company will begin collecting and reporting additional sales tax starting April 1, 2020.